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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                            EFFICIENT NETWORKS, INC.

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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share

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                         (Title of Class of Securities)

                                   282056100

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                                 (CUSIP Number)

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000

                                    Copy to:

                              Peter D. Lyons, Esq.
                              Shearman & Sterling
                              1550 El Camino Real
                          Menlo Park, California 94025
                                 (650) 330-2200

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  (Name, Address and Telephone Number of Person Authorized to Receive Notices)

                               February 21, 2001

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            (Date of Event which requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), (S) 240.13d-1(f) or (S) 240.13d-
1(g), check the following box. [X]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No. 282056100               SCHEDULE 13D

  1   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Siemens Aktiengesellschaft

----------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group

             (a) [_]

             (b) [_]

----------------------------------------------------------------------------
  3   SEC Use Only

----------------------------------------------------------------------------
  4   Source of Funds (See Instructions)  WC

----------------------------------------------------------------------------
  5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [_]

----------------------------------------------------------------------------
  6   Citizenship or Place of Organization  Federal Republic of Germany

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 NUMBER OF SHARES
   BENEFICIALLY
   OWNED BY EACH
 REPORTING PERSON
       WITH

              7   Sole Voting Power

                  0

                      ----------------------------
              8   Shared Voting Power

                  3,716,800 shares of Common Stock

                      ----------------------------
              9   Sole Dispositive Power

                  0

                      ----------------------------
              10  Shared Dispositive Power

                  3,716,800 shares of Common Stock

--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,716,800

----------------------------------------------------------------------------
  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions). [_]

----------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)  6.34%

----------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)  CO

CUSIP No. 282056100               SCHEDULE 13D

  1   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Siemens Corporation

----------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group

             (a) [_]

             (b) [_]

----------------------------------------------------------------------------
  3   SEC Use Only

----------------------------------------------------------------------------
  4   Source of Funds (See Instructions)  WC

----------------------------------------------------------------------------
  5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [_]

----------------------------------------------------------------------------
  6   Citizenship or Place of Organization  State of Delaware

--------------------------------------------------------------------------------

 NUMBER OF SHARES
   BENEFICIALLY
   OWNED BY EACH
 REPORTING PERSON
       WITH

              7   Sole Voting Power

                  0

                      ----------------------------
              8   Shared Voting Power

                  3,716,800 shares of Common Stock

                      ----------------------------
              9   Sole Dispositive Power

                  0

                      ----------------------------
              10  Shared Dispositive Power

                  3,716,800 shares of Common Stock

--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,716,800

----------------------------------------------------------------------------
  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions). [_]

----------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)  6.34%

----------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)  CO

CUSIP No. 282056100               SCHEDULE 13D

  1   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Memphis Acquisition Inc.

----------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group

             (a) [_]

             (b) [_]

----------------------------------------------------------------------------
  3   SEC Use Only

----------------------------------------------------------------------------
  4   Source of Funds (See Instructions)  WC

----------------------------------------------------------------------------
  5   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e) [_]

----------------------------------------------------------------------------
  6   Citizenship or Place of Organization  State of Delaware

--------------------------------------------------------------------------------

 NUMBER OF SHARES
   BENEFICIALLY
   OWNED BY EACH
 REPORTING PERSON
       WITH

              7   Sole Voting Power

                  0

                      ----------------------------
              8   Shared Voting Power

                  3,716,800 shares of Common Stock

                      ----------------------------
              9   Sole Dispositive Power

                  0

                      ----------------------------
              10  Shared Dispositive Power

                  3,716,800 shares of Common Stock

--------------------------------------------------------------------------------

  11  Aggregate Amount Beneficially Owned by Each Reporting Person

      3,716,800

----------------------------------------------------------------------------
  12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions). [_]

----------------------------------------------------------------------------
  13  Percent of Class Represented by Amount in Row (11)  6.34%

----------------------------------------------------------------------------
  14  Type of Reporting Person (See Instructions)  CO

Item 1. Security and Issuer

   The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Efficient Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4849 Alpha Road, Dallas, Texas 75244.

Item 2. Identity and Background

   The persons listed in numbers 1 through 3 below are the persons filing this joint statement.

1. a. Siemens Aktiengesellschaft is a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG").

  b. The address of the principal office of Siemens AG is Wittelsbacherplatz 2, D-80333 Munich, Federal Republic of Germany.

  c. Siemens AG's principal business is the design, development, manufacture and marketing of a wide range of electrical and electronic products and systems.

  d. During the last five years, Siemens AG has not been convicted in any criminal proceeding.

  e. During the last five years, Siemens AG has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. a. Siemens Corporation is a corporation incorporated under the laws of the State of Delaware ("Siemens Corp.").

  b. The address of the principal office of Siemens Corp. is 153 East 53rd Street, New York, New York 10022.

  c. Siemens Corp. is an indirect wholly owned subsidiary of Siemens AG and the principal U.S. subsidiary of Siemens AG.

  d. During the last five years, Siemens Corp. has not been convicted in any criminal proceeding.

  e. During the last five years, Siemens Corp. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3. a. Memphis Acquisition Inc. is a corporation incorporated under the laws of the State of Delaware ("Purchaser").

  b. The address of the principal office of Purchaser is 153 East 53rd Street, New York, New York 10022.

  c.  Purchaser is a wholly owned subsidiary of Siemens Corp.

  d. During the last five years, Purchaser has not been convicted in any criminal proceeding.

  e. During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Siemens AG, Siemens Corp. and Purchaser are referred to collectively in this
Schedule 13D as the "Reporting Persons." The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth in Schedule I to the Offer to Purchase (as defined below), which is incorporated herein by reference. During the last five years, to the knowledge of the Reporting Persons, no person named in such
Schedule I with respect to that particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

   On February 21, 2001, Siemens Corp., Purchaser and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides, among other things, that Purchaser will offer to purchase all the issued and outstanding shares of Common Stock of the Issuer for $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").

   The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

Item 4. Purpose of Transaction

   (a)-(g) and (j) The information set forth in "Section 10. Background of the Offer; the Merger Agreement and Related Agreements," "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; Effect on Convertible Notes" and "Section 12. Dividends and Distributions" of the Offer to Purchase are incorporated herein by reference.

   (h) and (i) The information set forth in "Section 13. Possible Effects of the Offer on the Market for Shares, Nasdaq Listing, Margin Regulations and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

   (a)-(d) The information set forth in "Introduction," "Section 8. Certain Information Concerning Siemens AG, Siemens Corp. and Purchaser," "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; Effect on Convertible Notes" of the Offer to Purchase are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

   The information set forth in "Introduction," "Section 8. Certain Information Concerning Siemens AG, Siemens Corp. and Purchaser," "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" and "Section 11. Purpose of the Offer; Plans for the Company After the Offer and the Merger; Effect on Convertible Notes" of the Offer to Purchase are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

 (2)(a)- Offer to Purchase dated March 2, 2001.

 (2)(b)- Agreement and Plan of Merger dated as of February 21, 2001 among
         Siemens Corp., Purchaser and the Issuer.

 (2)(c)- Joint Filing Agreement among the Reporting Persons pursuant to Rule
         13d-1(k)(1)(iii).

 (3)-    See Exhibits (2)(a), (2)(b) and (2)(c).

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2001

                                          SIEMENS AKTIENGESELLSCHAFT

                                          By: /s/ Roland Koch
                                            -----------------------------------
                                             Name: Roland Koch
                                             Title: Senior Vice President

                                          By: /s/ Christina Stercken
                                            -----------------------------------
                                             Name: Christina Stercken
                                             Title: Managing Director

                                          SIEMENS CORPORATION

                                          By: /s/ E. Robert Lupone
                                            -----------------------------------
                                             Name: E. Robert Lupone
                                             Title: Senior Vice President,
                                                 General Counsel and Secretary

                                          By: /s/ William G. Moran
                                            -----------------------------------
                                             Name: William G. Moran
                                             Title: Vice President

                                          MEMPHIS ACQUISITION INC.

                                          By: /s/ Christoph Ferner
                                            -----------------------------------
                                             Name: Christoph Ferner
                                             Title: President

                                          By: /s/ Gunther Barth
                                            -----------------------------------
                                             Name: Gunther Barth
                                             Title: Vice President

                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
 (2)(a)      Offer to Purchase dated March 2, 2001.

 (2)(b)      Agreement and Plan of Merger dated as of February 21, 2001 among
             Siemens Corp., Purchaser and the Issuer.

             Joint Filing Agreement among the Reporting Persons pursuant to
 (2)(c)       Rule 13d-1(k)(1)(iii).